WOODSIDE

RECEIVED

2006 MAR 14 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 February 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

06011628

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release(s):

- Chinguetti Project produces first oil.

The abovementioned Stock Exchange Release was lodged with the Australian Stock Exchange on 27 February 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED

MAR 14 2006

THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 24 FEBRUARY 2006
6:30PM (GMT)

MEDIA
NIEGEL GRAZIA
W: + 61 8 9348 6663
M: + 61 417 930 795
E: niegel.grazia@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHINGUETTI PROJECT PRODUCES FIRST OIL

Production has begun from the Woodside-operated Chinguetti oil project in Mauritania, West Africa.

The hook-up, testing and commissioning of the floating production storage and offloading facility, *Berge Helene* – about 90km south-west of the capital Nouakchott – has been completed and over the coming weeks production is expected to increase steadily. The project has a maximum production rate of about 75,000 barrels per day.

Chinguetti, which is operated by Woodside Mauritania Pty. Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., is within the Chinguetti Exploitation Perimeter in Production Sharing Contract Area B.

The development involved capital expenditure of about US$720 million and comprises six production wells, five wells for water re-injection and one for gas re-injection.

The field, which has estimated reserves of about 120 million barrels, was discovered in 2001.

Berge Helene is a 275,000-tonne vessel moored in about 800 metres of water. The vessel has a storage capacity of 1.6 million barrels.

Participating interests in the Chinguetti Joint Venture are:

Company	Chinguetti Joint Venture
Woodside group companies (Operator)	47.38448%
Hardman group companies	19.00800%
Société Mauritanienne des Hydrocarbures [formerly GPC]	12.00000%
BG group companies	10.23440%
Premier group companies	8.12328%
Roc Oil group companies	3.24984%



18°W
17°W
16°W
Location Map
19°N
18°N
17°N
MAURITANIA PSC BLOCK 7
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Nouakchott
Tiof
Chinguetti Joint Venture
Tevét
Banda
Chinguetti Field
Chinguetti Exploitation Perimeter
Mauritania
2000m
1000m
200m
100m
50m
MAURITANIA PSC AREA A
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W
Dev./18Nov04/rev.16Jan.06/ DRIMS# 1400255-v3

LOCATION OF CHINGUETTI OIL FIELD

WOODSIDE